Exhibit 99.1
News release via Canada NewsWire, Calgary 403-269-7605

    Attention Business/Financial Editors:

    Claude Resources Announces Second Quarter Results

    SASKATOON, SK, Aug. 3 /CNW/ -

    Overview

    Gold prices were extremely volatile during the second quarter of 2006 with prices realized averaging US $621 per ounce up 45% over the second quarter of 2005. Resource stock prices were also volatile, pulling back 20-30%
for most companies during the quarter.
    Claude's Seabee mine gold production for the quarter was above forecast at 12,900 ounces versus 12,100 ounces budgeted, which leads the Company to believe 2006 total production could be as much as 10% above the Company's
48,000 ounce forecast.
    Bulk sampling of the Porky Lake project near the Seabee mine was well underway during the second quarter and the nearby Santoy project bulk sample is also on schedule to be completed in 2006.
    During the second quarter, Goldcorp Inc. closed their transaction with
Barrick Gold Corporation for the Canadian assets of Placer Dome Inc. and consequently assumed responsibility for the "Option Agreement" on Claude's
10,500 acre Madsen Red Lake exploration project. Discussions are currently underway with Goldcorp regarding the Madsen project.

    <<
    Financial Highlights
    -------------------------------------------------------------------------
                      Three Months  Three Months    Six Months    Six Months
                             Ended         Ended         Ended         Ended
                           June 30,      June 30,      June 30,      June 30,
                              2006          2005          2006          2005
    -------------------------------------------------------------------------
    Revenue ($ millions)      10.7           7.5          21.9          15.5
    -------------------------------------------------------------------------
    Net earnings (loss)
     ($ millions)              2.4          (1.9)          6.9          (1.7)
    -------------------------------------------------------------------------
    Earnings (loss) per
     share ($)                0.03         (0.03)         0.09         (0.03)
    -------------------------------------------------------------------------
    Cash from operations
     ($ millions)(x)           3.4            .6           6.3           1.9
    -------------------------------------------------------------------------
    Cash from operations
     per share ($)(x)         0.05          0.01          0.09          0.03
    -------------------------------------------------------------------------
    Average realized gold
     price (US $/ounce)        621           427           588           434
    -------------------------------------------------------------------------
    Total cash operating
     costs (US $/ounce)        362           377           357           346
    -------------------------------------------------------------------------
    Working capital
     ($ millions)              7.1           9.6           7.1           9.6
    -------------------------------------------------------------------------
    (x) before net change in non-cash working capital
    >>

    OPERATIONS

    Gold

    For the first half of 2006, the Seabee mine processed 127,200 tonnes of ore grading 6.55 grams per tonne compared to 109,600 tonnes of ore grading
6.30 grams per tonne for the similar period in 2005. This combination of increased throughput and grade resulted in a 21% improvement in produced ounces versus the same period in 2005 (2006 - 25,000; 2005 - 20,700). Also, during the first half, the mine broke 17% more tonnes (2006 - 110,500; 2005 -
94,800) with a 42% increase in grade (2006 - 8.91 grams per tonne; 2005 - 6.28 grams per tonne) resulting in a 65% increase in broken ounces (2006 - 31,700 ounces; 2005 - 19,200 ounces).

    <<
    Operating Statistics      Three Months Ended           Six Months Ended
                                    June 30                     June 30
                              2006          2005          2006          2005

    Tonnes mined            60,300        45,800       110,500        94,800
    Mined grade (g/t)         8.79          4.94          8.91          6.28
    Mined volume (ounces)   17,000         7,300        31,700        19,200
    Tonnes milled           65,500        55,400       127,200       109,600
    Grade processed (g/t)     6.52          5.69          6.55          6.30
    Recovery (%)             94.33         93.53         93.46         93.07
    Sales volume (ounces)   12,700         9,100        25,800        19,400
    Production volume
     (ounces)               12,900         9,500        25,000        20,700
    >>

    During the quarter mill throughput continued to originate from three long-hole stopes on the 800 through 850 metre levels. The 162/3915 shrinkage stope and 2b6308 cut and fill stopes were completed and the 2b7509 and 161/395 shrinkage stopes began. The additional broken ounces and the several working places currently being mined are expected to improve mill throughput in the second half of the year and should allow production to exceed the 48,000 ounce forecast by as much as 10%.
    Development during the half concentrated on the 550 south vein and 570 level diamond drill chamber while the main decline was driven down to the
830 metre level. Development during the second half will focus on driving a decline to the 850 metre level to access the 8514 ore block.
    Diamond drilling continued on both the 550 level and 600 level diamond drill chambers. Drilling from the 600 level chamber focused on the 2C orebody past the 7914 vein and positive results extended this vein eastward. The 600 level drill is moving to the 340 level under the previously mined D zone.
Drilling from the 550 level chamber is focusing on the 5-1 and 5-2 structures under the old No. 5 mine workings. Drill results are showing structure but no significant grade to date. This drill will remain on the 500 level but will rotate away from the 5-1 and 5-2 structures and concentrate on extending zones to the north.

    Oil and Gas

    Oil, natural gas liquids and gas operations continue to positively impact corporate earnings and cash flow from operations before net change in non-cash working capital items. Higher realized petroleum and gas prices were offset by production declines and resulted in contributed cash flow from operations in the first half of this year of $.6 million ($0.01 per share) compared to $.9 million ($0.02 per share) for the same period in 2005.

    EXPLORATION

    During the second quarter, the Company began its summer exploration program with continued definition drilling of the Porky West and Santoy 7 mineralized zones. This will be followed up later in the summer with further drill tests of the Santoy 8, the Shane Property mineralization and other zones delineated through an ongoing program of soil/rock chip geochemical sampling and follow-up prospecting.

    Santoy Area

    The Santoy property lies 11 kilometres east of the Seabee mine. The area hosts numerous occurrences of gold mineralization. Zone 8 has been sufficiently drill-tested to support the calculation of an estimated inferred mineral resource of 910,000 tonnes of 6.10 grams per tonne (top cut of
30 grams per tonne). The bottom cut-off grade used is 3.0 grams per tonne over
1.2 metres true width. A specific gravity of 2.8 is used based on Seabee mine practice.
    In October 2005, the Company received permits from the necessary regulatory agencies to proceed with bridge/road work to the site and to bulk sample Zone 7. Work at Zone 7 during the second quarter comprised the continued construction of the necessary support buildings and emplacement of the machinery required to advance the decline, slated to begin in July. The bridge is now completed along the road to Santoy from the Seabee mine, and road construction to the east of the bridge has been pushed out to kilometre seven of approximately 15. It is expected the road will be completed and the bulk sample delivered to the Seabee mill in the latter half of 2006. Pending positive results, the Company expects to begin mining at Zone 7 in 2007.
    In June 2006, a 4,000 metre program of infill drilling was begun at Zone
7 as an aid to the design of the underground bulk sample program.

    Porky West Zone

    The Porky Lake area lies two kilometres north of the Seabee mine and contains an extensive 7.5 kilometre gold mineralized shear horizon at the contact of volcanic and sedimentary rocks. Four significant zones have been identified along this horizon to date, one of which (Porky West) has been sufficiently drill-tested to support the calculation of an estimated indicated
mineral resource of 90,000 tonnes of 7.33 grams per tonne and an estimated inferred mineral resource of 130,000 tonnes of 5.00 grams per tonne.
    The necessary permits were received in 2005 and by the end of this second quarter the Company had advanced the ramp approximately 600 metres, attaining a vertical depth of 60 metres. This work has allowed access to the vein system in three places. Drifting along the western sill will commence as soon as possible, removing and stockpiling ore grade material for the bulk test. It is expected the bulk sample will be delivered to the Seabee mill during the second half of 2006. Approximately 5,000 tonnes will be extracted from the
130 metre level. Pending positive results of the bulk sample, the Company expects to begin mining the Porky West deposit in 2007.
    An infill core drill program of 1,228 metres was carried out during the month of June, to aid in delineation of the mineralization in selected areas.

    Shane Area

    The Shane area lies about five kilometres east of the Seabee mine. During the first quarter, 12 core drill holes tested mineralization hosted by quartz veins and sheared metavolcanic rocks of the Pine Lake greenstone belt. Results of this drilling were issued in the May 4, 2006 press release "Claude
Resources finds significant gold intersections on Shane property". During
June, work proceeded to study this area further with a soil/rock chip geochemical survey and geological mapping and prospecting. A core drill program will follow up the summer results.

    Madsen Property

    In 2005, Placer delivered its final 2004 exploration report for the
Madsen property located near Red Lake, Ontario in the prolific Red Lake gold mining camp. By the end of 2004, Placer had spent a total of $8.6 million on the Property, $400,000 more than required by the option agreement with Claude.
As per the agreement, Placer, or its successor Goldcorp, has until December
2006 to deliver a positive bankable feasibility study to fulfill its obligations and vest in the Madsen Joint Venture with a 55% working interest.
Discussions are currently underway with Goldcorp regarding the Madsen project.

    FINANCIAL

    The Company recorded net earnings of $2.4 million, or $0.03 per share, after a gain on sale of investments of $2.4 million for the second quarter of
2006. This compares to a net loss of $1.9 million, or $0.03 per share, for the same period last year. The period over period earnings increase was due largely to the combination of improved gold revenues and the gain on sale of investments offset by higher operating costs and increased depreciation and depletion charges on the Company's gold assets.
    For the six months ended June 30, 2006, the Company recorded net earnings of $6.9 million, or $0.09 per share, after a $3.9 million gain realized on the sale of certain portfolio investments and a $2.7 million non-cash recovery related to income tax benefits arising from the issuance of flow-through shares. This compares to a net loss of $1.7 million, or $0.03 per share, for the same period last year. The year to date earnings improvement was due largely to significantly higher gold revenues, the gain on investment sale and tax recovery offset by higher mine operating costs and non-cash depreciation and depletion charges.

    Revenue

    Total gross revenue generated for the second quarter of 2006 was
$10.7 million, a 43% improvement over the $7.5 million reported for the same period in 2005. The Seabee mine contributed $8.9 million to revenue for the second quarter of 2006 compared to $4.8 million for the same period last year.
Gold sales volume for the period improved by 40% from 9,100 ounces in 2005 to
12,700 ounces this quarter. This was due to an 18% increase in tonnes milled combined with a 14% increase in ore grade. The average price realized for this period, also contributing to revenue improvement, was CDN $697 (US $621)
versus CDN $529 (US $427) for the same period in 2005. Gross oil, ngls and natural gas revenue for the quarter fell 30%, from $2.7 million in 2005 to
$1.9 million in 2006. This was attributed to production declines offset by improved petroleum and gas prices realized.
    Total revenue for the first half of 2006 increased 41% from $15.5 million in 2005 to $21.9 million for the comparable period in 2006. The Seabee mine contributed $17.2 million to revenue, a 65% improvement from the 10.4 million recorded in 2005. The improvement was a result of higher gold sales volume
(2006 - 25,800; 2005 - 19,400) due to increased mill throughput combined with slightly higher ore grade. The significant rise in gold prices realized also contributed to revenue growth: 2006 - CDN $669 (US $588); 2005 - CDN $535
(US $434).
    Gross oil, ngls and natural gas revenues totaled $4.7 million for the first half of 2006, a 10% reduction from the $5.2 million for the same period in 2005. This was due to a combination of increased petroleum prices (2006 -
CDN $67.68; 2005 - CDN $53.49) and slight improvement in natural gas prices
(2006 - CDN $7.78; 2005 - CDN $7.25) offset by production declines.
Corresponding decreases to Alberta Crown Royalties and overriding royalties mitigated the decrease in net oil and gas revenue.

    Expenditures

    For the three months ended June 30, 2006, total mine operating costs were
$5.2 million, a 21% increase from the $4.3 million recorded for the comparable period last year. This was largely due to the incremental costs required to mine and mill 32% and 18% more tonnes respectively than for the same period in
2005. The higher operating costs combined with the appreciating Canadian versus US dollar offset by the higher sales volume resulted in a slight decrease in cash operating cost per ounce (Q22006 - US $362; Q22005 -
US $377).
    The 25% increase in oil, ngls and gas operating costs, $.4 million in the second quarter of 2005 compared to $.5 million this period, was due to general cost increases.

    A 17% and 16% increase in tonnes mined and milled for the first half of
2006 compared to 2005 resulted in a 27% increase in mine operating costs: 2006
- $10.5 million, 2005 - $8.3 million. As well, the Company is experiencing the industry-wide effects of increasing labour and consumable costs. Total cash cost per ounce rose from US $346 for the first half of 2005 to US $357 this year to date. This increase was due to a combination of higher mine operating costs and a stronger Canadian versus US dollar offset by higher gold ounces sold.
    Oil, ngls and gas operating costs increased to $1.0 million this half from $.7 million for the same period in 2005. The Company is experiencing the same cost pressures with respect to its oil and gas assets as it is currently experiencing with its mining assets.

    Administrative Costs

    For the second quarter of 2006, general and administrative costs were 40%
higher, rising from $.5 million in 2005 to $.7 million this period. Year to date costs increased from $1.3 million to $1.5 million largely due to added focus on investor relations and slightly higher compensation costs resulting from the expensing of stock options.

    Depreciation and Depletion

    For the second quarter of 2006, depreciation and depletion of the
Company's gold assets increased by 35% over the same period in 2005. For the six months ended June 30, 2006, this increase was 27%, rising from
$4.4 million in 2005 to $5.6 million this period. The increase was due to a combination of more tonnes mined and milled during the period, the amortization of a larger asset base (due to aggressive development programs)
and a slightly declining reserve base.
    Depreciation and depletion of the Company's oil and gas assets fell slightly, a result of improved oil reserves.

    Other Income

    During the first half, the Company disposed of a portion of its investment portfolio, realizing a gain of $1.5 million and $2.4 million in the first and second quarters, respectively.

    Income Taxes

    The income tax recovery of $2.7 million was the estimated income tax benefit arising from the issuance of flow-through shares in 2005 and the subsequent renouncement of those expenditures in 2006. During the first half of 2005, the Company reported a similar benefit and recovery of $1.3 million.

    Liquidity & Financial Resources

    Cash flow from operations before net change in non-cash working capital items was $6.3 million for the first half of 2006, or $0.09 per share, compared to $1.9 million, or $0.03 per share in 2005. The year to date's 232%
improvement is attributable to higher contributions from the Seabee mine in the form of both added sales volume and higher realized gold prices.

    Investing

    Mineral property expenditures of $9.3 million during the first half of
2006 remained relatively unchanged from the same period in 2005. This period's expenditures were comprised of the following: Seabee mine development of
$3.7 million (2005 - $4.3 million); exploration costs, focusing on the Porky and Santoy Lake bulk sample projects of $3.5 million (2005 - $1.9 million);
property, plant and equipment charges of $2.1 million (2005 - $3.0 million).

    Oil and gas capital expenditures of $1.7 million during the half increased from $.9 million for the same period in 2005. This primarily represents drilling costs at the Nipisi Unit and infrastructure costs on the
Edson gas plant.
    During the first half, the Company disposed of a portion of its portfolio investments for proceeds of $4.3 million. The Company holds several investments in publicly traded entities which have a book value of $.1 million and fair market value of $1.3 million at June 30, 2006.

    Financing

    Financing activities during the first half were minimal and included the issuance of 108,000 common shares pursuant to the Company's Employee Share
Purchase Plan, the exercise of 105,000 options and the exercise of 127,000 warrants issued pursuant to a 2005 private placement.
    The Company repaid $.5 million during the half on a $5.0 million demand loan borrowed in February, 2005. The proceeds and repayments on capital lease obligations relate primarily to equipment acquired for the Porky and Santoy
Lake bulk samples.

    OUTLOOK

    As a result of the added tonnage expected to be available for mill throughput in the second half, the Company is providing an upward revision of its gold sales volume guidance. With first half sales of 25,800 ounces the
Company is optimistic that 2006 sales volume could exceed the original target of 48,000 ounces by as much as 10%. Mine operating costs are expected to increase by 10% to 15% over original forecasts of $18.4 million due to the expected increase in both tonnage mined and milled. Capital investment remains close to budget, with mine development costs expected at $7.3 million, plant and equipment costs revised upwards to $3.0 million and explorations costs remaining between $5 million to $6 million due to the Porky Lake and Santoy bulk samples. Depreciation and depletion charges are also expected to increase as tonnage mined and milled improve during the second half.
    During the second half, the Company expects to be in a position to process tonnes from both the Porky Lake and Santoy bulk samples. Successful bulk sampling at either or both projects could lead to a production increase as early as the first quarter of 2007.
    Oil and gas revenues should remain as targeted. Operating costs and capital expenditures have been revised upwards due to general industry increases and infrastructure costs on the Edson gas plant, respectively.

    DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES

    To mitigate the effects of price fluctuations on revenues, the Company may undertake hedging transactions from time to time, in respect of foreign exchange rates and the price of gold. At June 30, 2006, the Company had no outstanding forward gold contracts. At June 30, 2006, the Company had outstanding foreign exchange contracts to sell US $2.0 million at an average exchange rate of 1.1199 CDN$/US$.

    BALANCE SHEET

    The Company's total assets were $101 million at June 30, 2006 compared to
$95 million at December 31, 2005. The increase is mostly attributable to supplies, inventory increases and capital invested on both our gold and oil and gas properties.
    The long-term debt of $.4 million relates to capital lease obligations -
primarily on assets to advance bulk sample programs. The Company has a
$3.8 million bank loan outstanding but because it is a demand loan the entire amount has been classified as a current liability for accounting purposes.
Working capital was $7.1 million at June 30, 2006 compared to $6.9 million at
December 31, 2005.
    Shareholders' equity for the six months ended June 30, 2006 increased by
$4.7 million. The increase reflects net earnings of $6.9 million and a
$2.7 million decrease to share capital, a result of the offset entry to the
2005 flow-through share issues and subsequent income tax recovery. Contributed surplus increased slightly due to stock options granted, offset by options exercised during the half.

    OUTSTANDING SHARE DATA

    At June 30, 2006, there were 72.8 million common shares outstanding. In addition, there were .1 million consultant options, 3.2 million employee stock options and 3.3 million warrants outstanding with exercise prices ranging from
$.53 to $2.10 per share and $1.10 to $3.00 per share, respectively.

    DISCLOSURE CONTROLS AND PROCEDURES

    As of June 30, 2006, the Company evaluated its disclosure controls and procedures as defined under Multilateral Instrument 52-109. This evaluation was performed by the Chief Executive Officer and the Chief Financial Officer
with the assistance of other Company employees to the extent necessary or appropriate. Based on this evaluation, the Chief Executive Officer and Chief
Financial Officer concluded that the design and operation of these disclosure controls and procedures were effective.

    NON-GAAP PERFORMANCE MEASURES

    The Company reports its operating, depreciation and depletion costs on a per-ounce basis, based on uniform standards developed by the Gold Institute.
Management uses this measure to analyze the profitability, compared to average realized gold prices, of the Seabee mine. Investors are cautioned that the above measures may not be comparable to similarly titled measures of other companies, should these companies not follow the Gold Institute standards.
    Cash flow from operations per common share is determined by dividing the cash flow from operations, before the net change in non-cash working capital items, by the weighted average number of common shares outstanding during the period. The measures are not necessarily indicative of operating profit or cash flow from operations as determined under Canadian GAAP.

    CAUTION REGARDING FORWARD-LOOKING INFORMATION

    This MD & A contains certain forward-looking statements relating but not limited to the Company's expectations, intentions, plans and beliefs.
Forward-looking information can often be identified by forward-looking words such as "anticipate", "believe", "expect", "goal", "plan", "intent",
"estimate", "may" and "will" or similar words suggesting future outcomes or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance. Forward-looking information may include reserve and resource estimates, estimates of future production, unit costs, costs of capital projects and timing of commencement of operations, and is based on current expectations that involve a number of business risks and uncertainties. Factors that could cause actual results to differ materially from any forward-looking statement include, but are not limited to, failure to establish estimated resources and reserves, the grade and recovery of ore which is mined varying from estimates, capital and operating costs varying significantly from estimates, delays in obtaining or failures to obtain required governmental, environmental or other project approvals, inflation, changes in exchange rates, fluctuations in commodity prices, delays in the development of projects and other factors. Forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from expected results.
    Potential shareholders and prospective investors should be aware that these statements are subject to known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those suggested by the forward-looking statements. Shareholders are cautioned not to place undue reliance on forward-looking information. By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and various future events will not occur. Claude Resources undertakes no obligation to update publicly or otherwise revise any forward-looking information whether as a result of new information, future events or other such factors which affect this information, except as required by law.

    ADDITIONAL INFORMATION

    Additional information related to the Company is available at
www.sedar.com and www.clauderesources.com

    NOTICE OF AUDITOR REVIEW OF INTERIM FINANCIAL STATEMENTS

    Under National Instrument 51-102, Part 4, subsection 4.3(3)(a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.
    The Management of Claude Resources Inc. is responsible for the preparation of the accompanying unaudited interim consolidated financial statements. The unaudited interim consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada and are considered by Management to present fairly the financial position, operating results and cash flows of the Company.
    The Company's independent auditor has not performed a review of these financial statements in accordance with standards established by the Canadian
Institute of Chartered Accountants. These unaudited financial statements include all adjustments, consisting of normal and recurring items that
Management considers necessary for a fair presentation of the consolidated financial position, results of operations and cash flows.

    <<
    (signed)                       (signed)
    Neil McMillan                  Rick Johnson
    Chief Executive Officer        Chief Financial Officer

    Date:  August 3, 2006

    Consolidated Balance Sheets
    (Canadian Dollars in Thousands) (unaudited)
                                                       June 30   December 31
                                                          2006          2005
                                                   ------------  ------------

    Assets
      Current assets:
        Cash                                         $       -     $   1,448
        Receivables                                      1,471         4,359
        Inventories                                     11,285         5,953
        Shrinkage stope platform costs (Note 2)          9,582         8,941
        Prepaids                                           383           397
        Other assets                                       929           599
    -------------------------------------------------------------------------
                                                        23,650        21,697

      Oil and gas properties                             9,057         7,681
      Mineral properties                                46,256        42,471
      Investments (Note 3)                                 147           549
      Promissory note                                   20,053        20,383
      Deposits for reclamation costs                     2,105         2,097
    -------------------------------------------------------------------------

                                                     $ 101,268     $  94,878
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    Liabilities and Shareholders' Equity
      Current liabilities:
        Bank indebtedness                            $   1,669     $   2,543
        Payables and accrued liabilities                 9,464         6,380
        Demand loan (Note 4)                             3,804         4,261
        Other current liabilities                        1,660         1,609
    -------------------------------------------------------------------------
                                                        16,597        14,793

      Obligations under capital lease                      395           156
      Royalty obligation                                20,183        20,513
      Deferred revenue                                   1,240         1,316
      Asset retirement obligations                       2,391         2,311

      Shareholders' equity:
        Share capital (Note 5)                          50,782        53,109
        Contributed surplus                                761           622
        Retained earnings                                8,919         2,058
    -------------------------------------------------------------------------
                                                        60,462        55,789
    -------------------------------------------------------------------------

      Contingency (Note 8)
      Subsequent event (Note 9)

                                                     $ 101,268     $  94,878
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    Consolidated Statements of Earnings
    (Canadian Dollars in Thousands) (unaudited)

                              Three Months Ended           Six Months Ended
                                    June 30                     June 30
                              2006          2005          2006          2005

    Revenues
      Gold               $   8,869     $   4,827     $  17,239     $  10,365
      Oil and gas:
        Gross revenue        1,853         2,674         4,679         5,152
        Crown royalties       (413)         (686)       (1,144)       (1,288)
        Alberta Royalty
         Tax Credit            125           125           250           250
        Overriding
         royalties            (882)       (1,235)       (2,194)       (2,422)
    -------------------------------------------------------------------------
      Net oil and gas
       revenue                 683           878         1,591         1,692
    -------------------------------------------------------------------------
                             9,552         5,705        18,830        12,057
    Expenses
      Gold                   5,170         4,260        10,480         8,281
      Oil and gas              533           421           959           749
      Depreciation,
       depletion and
       accretion:
        Gold                 3,144         2,250         5,559         4,377
        Oil and gas            144           205           310           411

      General and
       administrative          704           472         1,531         1,273
      Interest and other      (168)            6          (298)          (77)
    -------------------------------------------------------------------------
                             9,527         7,614        18,541        15,014
    -------------------------------------------------------------------------

    Earnings (loss)
     before undernoted
     items                      25        (1,909)          289        (2,957)

      Gain on sale of
       investments           2,433             -         3,897             -
    -------------------------------------------------------------------------
    Earnings (loss)
     before income taxes     2,458        (1,909)        4,186        (2,957)

      Income tax
       recovery (expense)
       (Note 6)                (18)           (8)        2,675         1,303
    -------------------------------------------------------------------------

    Net earnings (loss)  $   2,440     $  (1,917)    $   6,861     $  (1,654)
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    Net earnings (loss)
     per share
      Basic and diluted  $    0.03     $   (0.03)    $    0.09     $   (0.03)
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    Weighted average
     number of shares
     outstanding (000's)
      Basic                 72,737        62,562        72,653        62,165
    -------------------------------------------------------------------------
      Diluted               75,071        62,562        74,655        62,165

    Consolidated Statements of Retained Earnings
    (Canadian Dollars in Thousands) (unaudited)

                              Three Months Ended           Six Months Ended
                                    June 30                     June 30
                              2006          2005          2006          2005

    Retained earnings,
     beginning of period $   6,479     $   5,826     $   2,058     $   5,563
    Net earnings (loss)      2,440        (1,917)        6,861        (1,654)
    -------------------------------------------------------------------------
    Retained earnings,
     end of period       $   8,919     $   3,909     $   8,919     $   3,909
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    Consolidated Statements of Cash Flows
    (Canadian Dollars in Thousands) (unaudited)

                              Three Months Ended           Six Months Ended
                                    June 30                     June 30
                              2006          2005          2006          2005

    Cash provided from
     (used in):

    Operations:
      Net earnings
       (loss)            $   2,440     $  (1,917)    $   6,861     $  (1,654)
      Non-cash items:
        Depreciation,
         depletion and
         accretion           3,247         2,418         5,789         4,717
        Stock-based
         compensation           81            41           139           105
        Accretion of
         asset retirement
         obligations            41            37            80            71
        Gain on sale of
         investments        (2,433)            -        (3,897)            -
        Income tax
         recovery                -             -        (2,699)       (1,320)

      Net change in
       non-cash working
       capital:
        Receivables          2,304           867         2,888          (732)
        Inventories          1,293         1,000        (5,332)       (4,001)
        Shrinkage stope
         platform costs       (744)         (504)         (641)         (743)
        Prepaids                59           123            14            88
        Payables and
         accrued
         liabilities        (5,506)       (5,765)        3,084           885
    -------------------------------------------------------------------------
      Cash from
       operations              782        (3,700)        6,286        (2,584)

    Investing:
      Mineral properties    (4,177)       (3,927)       (9,284)       (9,223)
      Oil and gas
       properties             (983)         (481)       (1,667)         (905)
      Sale of
       investments           2,751             -         4,299             -
      Increase in
       reclamation
       deposits                 (3)          (13)           (7)          (17)
    -------------------------------------------------------------------------
                            (2,412)       (4,421)       (6,659)      (10,145)
    Financing:
      Issue of common
       shares, net of
       issue costs             144         8,454           372         8,564
      Deferred revenue        (232)          (86)         (463)         (173)
      Bank indebtedness        377         1,270          (874)        1,587
      Demand loan
        Proceeds                 -             -             -         5,000
        Repayment             (229)         (217)         (457)         (296)
      Obligations under
       capital lease:
        Proceeds               148             -           476             -
        Repayment              (44)          (15)         (129)          (30)
    -------------------------------------------------------------------------
                               164         9,406        (1,075)       14,652

    Increase (decrease)
     in cash position       (1,466)        1,285        (1,448)        1,923
    Cash position
     beginning of period     1,466         1,683         1,448         1,045
    -------------------------------------------------------------------------
    Cash position, end
     of period           $       -     $   2,968     $       -     $   2,968
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    Notes to Consolidated Financial Statements

    Note 1 - General

    The accompanying unaudited consolidated financial statements should be read in conjunction with the notes to the Company's audited consolidated financial statements for the year ended December 31, 2005. The unaudited financial statements include the financial statements of the Company and its subsidiaries.

    The unaudited interim consolidated financial statements reflect all normal and recurring adjustments which are, in the opinion of management, necessary for a fair presentation of the respective interim periods'
    presented. The statements have not been reviewed by the Company's independent auditors.

    Note 2 - Shrinkage Stope Platform Costs

    Shrinkage stope platform costs represent ore that is being used as a working stage, within the stope, to gain access to further ore. This ore is expected to be processed in the following 12 months. The processing of this broken ore occurs in accordance with a mine plan based on the known mineral reserves and current mill capacity. The timing of processing of ore has not been significantly affected by historic prices of gold.

    Note 3 - Investments

    At June 30, 2006, the quoted market value of the investments was
    $1.3 million (December 31, 2005 - $6.7 million).

    Note 4 - Demand Loan

    The demand loan bears interest at 5.99%, is repayable in monthly principal and interest payments of $96,514 and matures in February 2010.
    The loan is secured by a general security agreement covering all assets of the Company, excluding oil and gas assets in Alberta.

    Note 5 - Share Capital

    At June 30, 2006 there were 72,802,263 common shares outstanding.

    a) Issue of shares

    During the first quarter the Company issued 108,000, 100,000 and 127,000 common shares pursuant to the Company's Employee Share Purchase Plan, stock option plan and warrants pursuant to a June 2005 private placement, respectively.

    b) Share Option Plan

    The Company has established a share option plan under which options may be granted to directors, officers and key employees to purchase up to an aggregate of 5,000,000 common shares. Options granted have an exercise price of not less than the market price of the common shares on the stock exchange on which the shares are traded. The majority of the options granted vest immediately and expire ten years from the date of the grant of the option.

    For options outstanding at June 30, 2006 weighted average exercise prices are as follows:

                           June 30       Average   December 31       Average
                              2006         Price          2005         Price

      Beginning of
       period            2,755,000     $    1.11     2,660,000     $    1.15
      Options granted      575,000          1.16       345,000          0.98
      Options exercised/
       cancelled          (155,000)         1.36      (250,000)         1.29
                         ------------------------    ------------------------
      End of period      3,175,000     $    1.10     2,755,000     $    1.11
                         ----------    ----------    ----------    ----------
                         ----------    ----------    ----------    ----------

    For options outstanding at June 30, 2006, the range of exercise prices, the weighted average exercise price and the weighted
    average remaining contractual life are as follows:

      Option Price                      Weighted Average    Weighted Average
      Per Share               Number      Exercise Price      Remaining Life

      $.53-$.96            1,121,000         $      0.66          6.36 years
      $1.05-$1.38          1,759,000                1.25          5.55 years
      $1.71-$3.05            295,000                1.87          3.13 years
                          --------------------------------------------
                           3,175,000         $      1.10          5.61 years
                          -----------       --------------------------
                          -----------       --------------------------

    The fair value of stock options issued in the year was estimated using the Black-Scholes option pricing model with assumptions of six year weighted average expected option life, no expected forfeiture rate,
    60.82% volatility and interest rates ranging from 3.91% to 4.35%. For the year to date the compensation cost recorded in respect of stock options issued was $139,000.

    Note 6 - Income taxes

    The Company finances a portion of its exploration activities through the issue of flow-through shares. The Company records the tax cost of expenditures renounced to subscribers on the date the deductions are renounced to the subscribers. Share capital is reduced and future income tax liabilities are increased by the estimated tax benefits renounced by the Company to the subscribers. Because the Company has unrecorded loss carryforwards and tax pools in excess of book value available, future income tax liabilities are reduced with a corresponding credit to income tax recovery of $2.7 million (2005 - $1.3 million).

    Note 7 - Financial Instruments

    The Company's financial results are affected by the normal risks and capital expenditure requirements associated with exploration, development and production of mineral and oil & gas properties. Financial results are also affected by market prices for gold and oil & gas, changes in foreign currency exchange rates, interest rates and other operating risks. To manage risks associated with prices for gold and changes in foreign currency, the Company may use commodity and foreign currency derivative instruments.

    Except as discussed below, the fair market value of the Company's financial assets and liabilities approximate net book value.

    At June 30, 2006, the Company had no outstanding forward gold contracts.
    At June 30, 2005, the Company had outstanding forward gold contracts of
    1,000 ounces at an average price of US $423 per ounce.

    At June 30, 2006, the Company had outstanding foreign exchange contracts to sell US $2.0 million at an average exchange rate of 1.1199 CDN$/US$.
    At June 30, 2005, the Company had outstanding foreign exchange contracts to sell US $2.5 million at an average exchange rate of 1.2570 CDN$/US$.

    Note 8 - Contingency

    Pursuant to a Notice of Contravention issued by Saskatchewan Labour,
    Occupational Health and Safety Division, dated March 17, 2003, the
    Company was ordered to reinstate three workers and reimburse them for lost pay and benefits. The contravention alleges that the Company dismissed these employees contrary to the Occupational Health and Safety
    Act. The contravention was appealed to the Executive Director, an adjudicator and subsequently to the Court of Queen's Bench. In September
    2005, the Court of Queen's Bench agreed with the Company's position, allowing the appeal and setting aside the contravention. This Court's decision is currently under appeal by the plaintiffs. The amount of potential loss may involve payment of approximately 18 months in back pay to each of the employees and will be recognized in earnings at the time of settlement, if any.

    Note 9 - Subsequent event

    In August 2006, the Company borrowed $5.0 million in the form of a demand loan bearing interest at prime plus 1.5%, payable in monthly principal instalments of $83,333 plus interest and is due in December 2007. The loan is secured by a general security agreement covering all assets of the Company, excluding oil and gas assets in Alberta.

    Note 10 - Comparative Figures

    Certain prior period balances have been reclassified to conform to the current financial statement presentation.

    Note 11 - Differences from United States Accounting Principles

    These consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada. See Note 21 of the Company's audited financial statements for the year ended
    December 31, 2005 an explanation of the differences in Canadian and US
    GAAP.
    >>

    %SEDAR: 00000498E          %CIK: 0001173924

    /For further information: Neil McMillan, President and CEO, Telephone:
(306) 668-7505, Facsimile: (306) 668-7500, E-mail:
clauderesources(at)clauderesources.com; or Rick Johnson, CFO, Telephone: (306)
668-7505, Facsimile: (306) 668-7500, E-mail:
clauderesources(at)clauderesources.com/
    (CGR.)

CO:  Claude Resources Inc.

CNW 17:14e 03-AUG-06